August 7, 2017

Mr. John Reynolds
Assistant Director
Offices of Beverages, Apparel and Mining
Division of Corporate Finance
Securities and Exchange Commission
Washington, D.C. 20549

RE: REQUEST FOR EXTENSION OF TIME TO RESPOND TO COMMENT LETTER DATED 7/26/2017

Dear Mr. Reynolds:

Energy Fuels Inc. (the “Company”) hereby advises the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that the Company has received the Staff's letter dated July 26, 2017 (the “Comment Letter”), regarding the Commission's review of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2016. The Comment Letter requests that the Company respond within ten (10) business days from the date thereof, or inform the Staff of when the Company would provide a response. As discussed with Mr. Coleman, the Company respectfully requests an extension until August 23, 2017 to respond to the Comment Letter.

Should you have any questions, please do not hesitate to contact me at (303) 389-4130, or our outside counsel, Richard Raymer at Dorsey & Whitney LLP, at (416) 722-6023. Thank you very much for your courtesy and cooperation in this matter.

Sincerely,

/s/ David Frydenlund
David Frydenlund
Senior Vice President, General Counsel
and Corporate Secretary

cc: Mr. John Reynolds, Division of Corporate Finance